CSM

CSM nv
Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 63 20
F +31 20 590 62 17
E marjolein.vanderdrift@csm.nl

Press Release

CSM LAUNCHES SHARE REPURCHASE PROGRAM

Diemen, the Netherlands, 29 September 2006 – With a view to further optimizing its capital structure CSM launches a program to repurchase depositary receipts of its ordinary shares up to a maximum of € 190 million. It is CSM's intention to have the repurchased shares cancelled in due course. The repurchase will be financed out of the available surplus cash and committed financing arrangements.

For the execution of the share repurchase program CSM entered into an agreement with Fortis Bank (Nederland) N.V. Approximately two weeks after the date of this press release the bank will as principal sell a yet to be specified number of depositary receipts of shares to CSM at the volume weighted average price of a depositary receipt over such period.

CSM and the bank intend to enter into a new agreement every two weeks until the repurchase program has been completed. To meet its obligations towards CSM the bank may buy the depositary receipts of shares both on Euronext Amsterdam and through block trades during the two-week periods. In case of block trading with a depositary receipt holder an agreement is reached on the direct purchase of a specified number of depositary receipts of shares. The bank will take all trading decisions about the purchase of depositary receipts of shares independent of CSM. Hence, CSM cannot influence the date and time of the purchase transactions by the bank. Shortly after every two-week period CSM will publish a press release, detailing the transaction with the bank in that period.

The number of CSM depositary receipts of shares that the bank will acquire on Euronext Amsterdam on a daily basis will in principle not exceed 25% of the average daily volume of depositary receipts of shares in CSM traded on Euronext Amsterdam during the month of September 2006 (excluding block trades).

CSM intends to repurchase under this program depositary receipts of shares up to a maximum amount of € 190 million, with the understanding that the number of depositary receipts to be purchased may not exceed 7 million. This program will start on 2 October 2006 and end on 31 December 2006 at the latest. In the event that on 31 December 2006 this share repurchase program will not have been fully completed, CSM intends to launch a new repurchase program early 2007.

For more information, please contact:
Press: Marjolein van der Drift, Communications Manager, tel. +31 (0)20 5906320
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906228 / mobile +44 (0)7767 227506

Background Information
CSM is a global producer and distributor of bakery products and food ingredients. CSM's main product groups include bakery ingredients and products, lactic acid and lactic acid derivatives, and sugar. With these activities CSM has an annual turnover of EUR 2.6 billion and a workforce of approximately 8,300. CSM operates in Europe, the United States, Canada, Brazil, and Asia. More information: www.csm.nl.

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CSM

CSM nv
Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 62 16
F +31 20 590 62 17
E communications@csm.nl
I www.csm.nl

Press release

CSM TO FINANCIALLY SUPPORT BEET GROWERS

Diemen, the Netherlands, 29 September 2006 – CSM has announced its intention to contribute to the financing of the CSM Sugar beet growers who will join the Royal Cosun cooperative. This financial support should be seen in the light of the long-standing relationship between CSM Sugar and its beet growers and the key role that the beet growers played in the successful development of CSM Sugar.

Upon the transfer of CSM Sugar to the Cosun cooperative, the CSM Sugar beet growers will be able to participate in Cosun. Agreement has been reached with the Dutch Beet Growers' Federation that from 20 December 2007 till 30 June 2016 CSM will provide a non-interest bearing loan in the amount of EUR 13.5 million to partially finance the beet growers' participation in Cosun.

CSM announced on 21 July 2006 that it had reached an agreement in principle on the sale of CSM Sugar to Cosun. The transaction has been submitted to the Netherlands Competition Authority (NMa) for approval. CSM expects to close the transaction before the end of 2006.

For more information, please contact:
Press: Marjolein van der Drift, Communications Manager, tel. +31 (0)20 5906320
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906349 / mobile +44 (0)7767 227506

Background Information
CSM is a global producer and distributor of bakery products and food ingredients. CSM's main product groups include bakery ingredients and products, lactic acid and lactic acid derivatives, and sugar. With these activities CSM has an annual turnover of EUR 2.6 billion and a workforce of approximately 8,300. CSM operates in Europe, the United States, Canada, Brazil, and Asia. More information: www.csm.nl.